Exhibit 10.1

January 15, 2020

David R. Ball

17875 Marseille Drive

Brookfield, WI 53045

Re: Employment Offer Letter

Dear Mr. Ball:

On behalf of the Board of Directors (the “Board”) of 1895 Bancorp of Wisconsin, Inc. (the “Company”) and PyraMax Bank, FSB (the “Bank”), I am pleased to offer you the position of President and Chief Operating Officer of the Company and the Bank. This letter sets forth the terms and conditions of this offer and your employment with the Bank. Our offer of employment includes the following:

Title and Reporting Responsibility:	You will assume the role of President and Chief Operating Officer. In this capacity, you will report directly to the Chief Executive Officer.

Signing Bonus:	You will receive a $100,000 signing bonus upon entering into an employment agreement with the Bank to make you whole for compensation opportunities you will forgo in your present position.

Duties:	You will oversee the daily operations of the Company and the Bank, design and implement business strategies, plans and procedures and set comprehensive goals for performance and growth.

Term:	The initial term will be three (3) years. The employment agreement will be subject to annual renewal, conditioned upon Board review and approval, so that the employment agreement will have a rolling three-year term.

Base Salary:	Initially, $290,000 annually, less required withholding, payable in accordance with the customary payroll practices of the Bank.

Bonus:	You will be eligible for a performance-based bonus equal to up to 30% of your base salary under the terms of the Bank’s performance-based incentive program. A copy of the plan document has been provided to you. The “key performance indicators” will be determined from year to year by the Bank’s Board of Directors (and have not yet been determined for 2021).

Vacation Days:	You will receive 300 hours of PTO (i.e., vacation, sick and other leave) annually, in accordance with applicable Bank policies.

Stock Benefits	Within 30 days of your employment, you will be granted 11,436 restricted stock awards and 28,350 stock options. Each grant will vest ratably over a five-year period.

Retirement Benefits:	Upon your employment, you will be eligible to participate in the PyraMax Bank, FSB 401(k) Savings Plan by making elective deferrals. After you have been employed with the Bank for six months, the Bank will provide a safe-harbor matching contribution equal to 100% of the first 6% of salary contributed by an you. Employer safe harbor matching contributions are 100% vested when made.

In addition, after you have a year of service with the Bank, you will be eligible to participate in our employee stock ownership plan (“ESOP”). The ESOP is a non-contributory tax-qualified defined contribution plan under which participants are allocated shares of the Company’s common stock if they meet the eligibility requirements for the year, i.e., 1000 hours of service and employment on the last day of the plan year. The contributions are subject to a vesting schedule, vesting at the rate of 20% per year until you are fully vested after five years of service.

Lastly, the Bank sponsors a non-qualified deferred compensation plan that you may contribute to by entering into a deferred compensation agreement. The Bank may, but is not required, to make contributions to the plan on your behalf. Your contributions will be 100% vested when made. Bank contributions will vest at the rate of 20% per year. The amounts deferred will be deemed to be invested in investments similar to those available under our 401(k) Plan.

Other Benefits:	You will be entitled to the same insurance (health, dental, vision) and benefit options as other similarly situated executives. For 2021, you will be subject to a co-pay of 25% of the cost of your health family insurance coverage. A copy of our Benefit Summary Sheet for the 2020 calendar year accompanies this offer letter. Our benefits for 2021 will be substantially the same as for 2020. The Bank will also provide term life insurance protection with a death benefit equal to one time your base salary. In addition, the Bank will pay your initiation costs and annual dues (but not food and beverage minimums) at Westmoor Country Club located in the State of Wisconsin.

Severance Payment in the Event of Termination without Cause or Resignation for Good Reason:	The Bank will enter into a three-year employment agreement with you. The employment agreement is subject to renewal on each anniversary of the effective date so that the term is a rolling three-year term, provided that the Board of Directors of the Bank (“Board”) performs a comprehensive review and determines on the basis of the review to renew the agreement. If the Board fails to renew your employment agreement, it will use its best efforts to provide you with a notice of non-renewal. Further detail is set forth in the employment agreement.

In the event that either the Bank terminates your employment without cause or you resign with good reason prior to the expiration of the Term, subject to your execution (and non-revocation) of a general release of claims, you will be entitled to a lump cash payment from the Bank in an amount equal to the base salary and bonuses you would have been entitled to for the remaining unexpired term of the employment agreement. For the remaining unexpired term of the agreement, the Bank will also provide at its expense, medical, dental and life insurance coverage substantially comparable to the coverage maintained for you prior to your termination (except to the extent such coverage is changed for all employees).

In the event of your termination without cause or for good reason in connection with or following a change in control, you will be entitled to a lump sum cash payment equal to three times your highest annual base salary and highest bonus paid over the prior three years. In addition, you and your family will also receive at the Bank’s expense, medical, dental and life insurance coverage, on the same terms as above, for a period of three years.

Assuming these terms remain satisfactory to you, please sign a copy of this letter expressing your intent to move forward and return a signed copy to me. We are working on the draft of your employment agreement and will have it to you shortly.

I look forward to welcoming you to our team. Please do not hesitate to contact me at (414) 235-5207 to discuss any questions you may have.

Very truly yours,

/s/ Richard B. Hurd

Richard B. Hurd
Chief Executive Officer

Accepted by:

/s/ David R. Ball	on	January 19, 2021.
David R. Ball		Date

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